Exhibit 5.1

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK, NY 10019-6131

TEL +1 212 878 8000
FAX +1 212 878 8375

www.cliffordchance.com

March 18, 2013

iStar Financial Inc.

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel to iStar Financial Inc., a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-181470), as amended (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).  We are furnishing this letter to you in connection with the offer and sale by the Company of 4,000,000 shares of its 4.50% Series J Cumulative Convertible Perpetual Preferred Stock, liquidation preference $50.00 per share (the “Securities”) pursuant to an Underwriting Agreement, dated March 12, 2013 (the “Underwriting Agreement”), by and among the Company and Barclays Capital Inc. and the other several underwriters named therein.

In rendering the opinions expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of certain resolutions of the board of directors of the Company (the “Board of Directors”) and of a pricing committee of the Board of Directors (the “Pricing Committee”) relating to the transactions contemplated by the Underwriting Agreement and other related matters.  As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Underwriting Agreement.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law as we have deemed necessary, we are of the opinion that (i) following the issuance and delivery of the Securities pursuant to the terms of the Underwriting Agreement and receipt by the Company of the consideration for the Securities specified in the resolutions of the Board of Directors and the Pricing Committee, the Securities will be validly issued, fully paid and nonassessable and (ii) the issuance of the shares of the Company’s common stock, $.001 par value per share, into which the Securities are convertible (the “Conversion Shares”) upon conversion of the Securities pursuant to the terms of the Articles Supplementary designating the rights and preferences of the Securities (the “Articles Supplementary”) have been duly authorized by all necessary corporate action on the part of the Company and, if and when issued and delivered by the Company pursuant to the terms of the Articles Supplementary upon conversion of the Securities, the Conversion Shares will be validly issued, fully paid and nonassessable.

The opinions set forth in this letter relate only to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law.  We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement.  In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP